

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 9, 2016

Xiaofan Wang
Chief Financial Officer
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335
People's Republic of China

Re: Ctrip.com International, Ltd.
Form 20-F for Fiscal Year Ended December 31, 2015
Filed April 22, 2016
File No. 001-33853

Dear Ms. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Your website offers flights to Sudan and states that it allows users to find and book flights to Damascus, Syria. As you know, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, since your letter to us dated September 16, 2013, whether through subsidiaries, affiliates, partners, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the

approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Item 4. Information on the Company, page 27

3.   Please consider including an organizational chart in future filings that identifies the consolidated entities, the parties to the VIE contracts, the VIE shareholders and their ownership percentages in the various entities.

Item 5. Operating and Financial Review and Prospects, page 41

4.   In your earnings call held June 15, 2016, you highlighted your outbound travel business and stated that it is a key factor to your future success. Additionally, you indicated that outbound travel currently accounts for a material portion of your total revenues. In light of the above, please tell us what consideration you have given to disclosing revenues generated from outbound travel versus those generated from domestic travel and to including a corresponding narrative discussion. See Item 5 of Form 20-F. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

Index to Consolidated Financial Statements

Consolidated Statements of Income and Comprehensive Income, page F-3

5.   Please tell us your consideration for disclosing either here or in the notes to the financial statements the tax effect amounts allocated to each component of other comprehensive income, including reclassification adjustments, for all periods presented. We refer you to ASC 220-10-45-12.

Notes to the Consolidated Financial Statements

Note 2. Principal Accounting Policies

Summary Financial Information of the Group's VIEs in the Consolidated Financial Statements, page F-15

6.   Please tell us your consideration to include operating, investing and financing cash flow information for your VIEs for each period presented. Refer to ASC 810-10-50-2AA.d.

Acquisitions, page F-18

7.   Please tell us your consideration for disclosing the specific qualitative factors comprising the significant amount of goodwill recognized in the Qunar acquisition. We refer you to ASC 805-30-50-1a.

Note 8. Investments, page F-33

8.   Please explain further how you considered ASC 323-10-15-13 in determining that the convertible and redeemable preferred shares held in Tujia are not in substance common stock such that you should account for this investment as an available-for-sale security. In your response, please provide us with a breakdown of the investments held in Tujia by both the company and others to support your 45% ownership interest and clarify how the rights and preferences for each class of securities supports your conclusion not to account for this as an equity method investment. In addition, tell us how your analysis considers the fact that you are entitled to appoint 6 out of 12 board members.

Note 15. Taxation, page F-41

9.   Please tell us your consideration for including a table that breaks out the domestic and foreign components of income before income tax expense for all periods presented. We refer you to Regulation S-X Rule 4-08(h)(1)(i) pursuant to Item18(a) of Part III of Form 20-F.

10.   Please provide us with a breakdown of the tax differential and non-deductible expense line items included in the effective tax rate reconciliation and tell us what consideration you gave to Rule 4-08(h)(2) of Regulation S-X to provide a further quantitative breakdown of such amounts. Also, considering the significant changes in the effective tax rate, please tell us what consideration you gave to providing an expanded discussion of the factors that impacted your tax provision. In this regard, we note the disclosures on page 49 only address the impact for the change in the valuation allowance and not the changes in the line items noted herein. Refer to Item 5.D of Form 20-F and Section III.D of SEC Release No. 33-6835.

Note 17. Long-Term Debt, page F-44

11.   You refer to a Purchased Call Option and Issued Warrants in your discussion of the 2025 Convertible Senior Notes. Please describe the terms of these instruments. Also, tell us how you accounted for such instruments and how they are reflected in your consolidated financial statements.

Form 6-K Filed September 6, 2016

12.   We note that as of June 30, 2016 you continue to apply equity method accounting to your investment in Homeinns. Please tell us how the acquisition of Homeinns Hotel Group by BTG

Hotels in April 2016 impacted your investment and clarify how you determined that equity method accounting is still appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services